UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE REIT SIX, INC.

(Name of Subject Company)

APPLE REIT SIX, INC.

(Names of Persons Filing Statement)

UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK)

(Title of Class of Securities)

037852 308

(CUSIP Number of Class of Securities)

Glade M. Knight

Chairman of the Board and Chief Executive Officer

Apple REIT Six, Inc.

814 East Main Street

Richmond, Virginia 23219

(804) 344-8121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

David W. Robertson, Esq.

Martin B. Richards, Esq.

McGuireWoods LLP

901 East Cary Street, One James Center

Richmond, Virginia 23219

(804) 775-1031

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MPF Northstar Fund 2, LP; MacKenzie Income Fund 27, LLC; MPF Platinum Fund, LP; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MPF DeWaay Premier Fund 4, LLC; MP Value Fund 7, LLC; MP Value Fund 5, LLC and Coastal Realty Business Trust (collectively, the “Bidders”) to purchase up to 4,600,000 of the outstanding shares of common stock (no par value) and the associated shares of Series A preferred stock (no par value) (together, the “Units”), of Apple REIT Six, Inc., a Virginia corporation (the “Company”), at a price equal to $8.50 per Unit (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on February 1, 2013 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Units (the “Stockholders”) reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Apple REIT Six, Inc.

814 East Main Street

Richmond, Virginia 23219

(804) 344-8121

This Schedule 14D-9 relates to the Units, of which there were 91,226,580 Units outstanding as of December 31, 2012.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 4,600,000 Units at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on March 22, 2013.

According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 1640 School Street, Moraga, CA 94556, (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Ownership of Equity Securities,” “Compensation of Directors,” “Director Summary Compensation,” “Stock Option Grants in Last Fiscal Year,” “Compensation Discussion and Analysis,” and “Certain Relationships and Agreements” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2012 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

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Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their Units for purchase by the Bidders pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender Units to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, the individual Stockholder’s individual liquidity needs.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors knowledge of the Company’s business, financial condition, portfolio of properties and future prospects, including but not limited to the Company’s recent announcement that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) to be acquired by BRE Select Hotels Corp (“BRE Select Hotels”), a newly formed affiliate of Blackstone Real Estate Partners VII L.P. (the “Merger”) as reported in the Current Report on Form 8-K filed by the Company on November 30, 2012.

The reasons for the Board of Directors recommendation include:

•	The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the Stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that because the Company is a non-exchange traded REIT, there is a limited market for the Units, and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information.”

•	On November 30, 2012, the Company announced its entry into the Merger Agreement to be acquired by BRE Select Hotels.

o	Pursuant to the terms of the Merger Agreement, each issued and outstanding Unit will be converted into the right to receive consideration with a stated value of $11.10 per Unit consisting of (i) $9.20 in cash, without interest, and (ii) one share of 7% Series A Cumulative Redeemable Preferred Stock of BRE Select Hotels having an initial liquidation preference of $1.90 per share (the “New Preferred Shares”).

o	The New Preferred Shares will include an option for the holder of any New Preferred Shares to redeem all or a portion of such holder’s New Preferred Shares at the liquidation preference, plus any accumulated and unpaid dividends, after 7-1/2 years following the issuance of the New Preferred Shares in connection with the merger and an initial dividend rate of 7% per share. The New Preferred Shares will also be redeemable by BRE Select Hotels at any time at the liquidation preference, plus any accumulated and unpaid dividends, and will have limited voting rights. The dividend rate on the New Preferred Shares will increase to 11% per share if the New Preferred Shares are not redeemed within five years following the issuance of the New Preferred Shares in connection with the merger. The initial liquidation preference of $1.90 per share will be subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million.

o	The Merger Agreement contains various closing conditions, including Stockholder approval. As a result, there can be no assurance that the Merger will close. If the closing conditions are satisfied, including Stockholder approval, it is anticipated that the Merger would close in the second quarter of 2013.

•	In their Tender Offer Materials, the Bidders estimate the liquidation value of the Company at $11.10 per Unit based on the terms of the Merger Agreement. The Bidders’ Offer Price is more than 23% below the Bidders’ own estimate of the
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liquidation value of the Company per Unit and more than 7% below the $9.20 per Unit cash consideration in the Merger. In their Tender Offer Materials, the Bidders also state that the Bidders believe they will vote their Units in favor of the Merger, which would include any Units tendered to the Bidders in the Tender Offer.

•	There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until March 22, 2013 and it may be extended by the Bidders in their sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Units in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Units held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6.	Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to Units have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to obtain required stockholder or other third-party approvals required to consummate the proposed Merger; the satisfaction or waiver of other conditions in the Merger Agreement; a material adverse effect on the Company; the outcome of any legal proceedings that may be instituted against the Company and others related to the Merger Agreement; the failure to consummate debt financing arrangements set forth in a commitment letter received in connection with the Merger; the ability of the Company to implement its acquisition strategy and operating strategy; the Company’s ability to manage planned growth; changes in economic cycles; the outcome of current and future litigation, regulatory proceedings, or inquiries; and competition within the real estate industry. Although the Company believes that the assumptions underlying the forward-looking

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statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2012 (incorporated herein by reference).

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Letter to Apple REIT Six, Inc. Stockholders, dated February 14, 2013

(a)(2)	Press release of Apple REIT Six, Inc. dated February 14, 2013

(e)(1)	Excerpt from the Definitive Proxy Statement on Schedule 14A dated April 10, 2012 filed by Apple REIT Six, Inc. with the SEC on April 10, 2012*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Apple REIT Six, Inc. with the SEC on March 12, 2012*

*   Incorporated by reference as provided in Items 3 and 8 hereto.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

	By:	/s/ David P. Buckley
	Name:	David P. Buckley
	Title:	Executive Vice President and Chief Legal Counsel
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